SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Companhia Aberta
CNPJ/MF 33.042.730/0001-04
NIRE 35300396090

ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIA DA COMPANHIA SIDERÚRGICA NACIONAL REALIZADA EM 11 DE DEZEMBRO DE 2017 E LAVRADA SOB A FORMA DE SUMÁRIO

1.	Data, hora e local: 11 de dezembro de 2017, às 11h, na sede social da Companhia, na Av. Brigadeiro Faria Lima nº 3400, 20º andar, em São Paulo, Estado de São Paulo.

2.	Convocação: Anúncios publicados nos dias 10, 11 e 14 de novembro de 2017 no Diário Oficial do Estado de São Paulo, nas páginas 20, 9 e 11, respectivamente, e no Jornal Folha de São Paulo de São Paulo – Edição Regional, nas páginas A22, A28 e A20, respectivamente, que ficarão arquivados na sede da Companhia.

3.	Presenças: Instalada a Assembleia com a presença de acionistas representando 63,06% do capital votante, conforme comprovado pelo Livro de Presença de Acionistas, bem como o representante da Deloitte Touche Tohmatsu Auditores Independentes, o Sr. Gilberto Grandolpho, e os Diretores Executivos da Companhia, os Srs. David Moise Salama e Marcelo Cunha Ribeiro.

4.	Mesa: Por indicação do Presidente do Conselho de Administração da Companhia, o Sr. David Moise Salama presidiu a Assembleia e convidou para secretariar os trabalhos a Sra. Claudia Maria Sarti.

5.	Ordem do Dia (i) reaprovar as Demonstrações Financeiras referentes ao exercício social encerrado em 31 de dezembro de 2015, reapresentadas pela Administração; e (ii) tomar as contas dos administradores, examinar, discutir e votar as Demonstrações Financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2016.

6.	Deliberações: Ficando as orientações de voto arquivadas na sede da Companhia, foram tomadas as seguintes deliberações:

	6.1.	Aprovar, por unanimidade, a lavratura desta ata em forma de sumário e que a sua publicação seja feita com a omissão das assinaturas dos acionistas presentes, como facultam, respectivamente, os §§ 1º e 2º do artigo 130 da Lei 6.404/76 (“Lei das S.A.”).

1

6.2.

Aprovar, por unanimidade, a dispensa da leitura das Demonstrações Financeiras referentes aos exercícios encerrados em 31/12/2015 e 31/12/2016, do Relatório da Administração e do Parecer dos Auditores Independentes, publicadas no dia 23 de novembro de 2017 no Jornal Folha de São Paulo de São Paulo – Edição Regional (páginas 05 a 25) e no Diário Oficial do Estado de São Paulo (páginas 01 a 09), tendo em vista já serem os mesmos do conhecimento de todos os acionistas presentes.

6.3.

Reaprovar, por maioria dos acionistas presentes, tendo sido computados 803.363.775 votos a favor e 52.440.357 votos contrários, com as declarações de voto rubricadas pela mesa, devidamente registradas, as Contas dos Administradores e as Demonstrações Financeiras referentes ao exercício encerrado em 31/12/2015, reapresentadas voluntariamente pela Administração da Companhia e o Relatório da Administração (“Demonstrações Financeiras Reapresentadas”).

6.4.

 Aprovar, por maioria dos acionistas presentes, tendo sido computados 803.363.775 votos a favor e 52.440.357 votos contrários, com as declarações de voto, rubricadas pela mesa, devidamente registradas, as Contas dos Administradores, as Demonstrações Financeiras e o Relatório da Administração relativos ao exercício social findo em 31/12/2016.

	6.5.	Fica consignado que os votos contrários à aprovação das matérias da ordem do dia não foram acompanhados de qualquer justificativa técnica.

6.6.

Tendo em vista que foi apurado prejuízo no exercício social findo em 31/12/2015 no valor de R$ 1.214.120.757,10 (um bilhão, duzentos e quatorze milhões, cento e vinte mil, setecentos e cinquenta e sete reais e dez centavos), o mesmo será integralmente absorvido pela reserva de lucros existente, até o limite disponível, nos ternos do parágrafo único do art. 189 da Lei das S.A. e o saldo remanescente alocado na Conta de Prejuízos Acumulados. Fica consignado que, apesar de a assembleia geral ordinária de 2016, realizada em 28 de abril de 2016, ter previsto que os dividendos intermediários declarados pela Companhia em março de 2015, no valor de R$275.000.000,00 seriam imputados ao dividendo mínimo obrigatório do exercício findo em 2015, como nas Demonstrações Financeiras Reapresentadas não foi apurado lucro líquido naquele exercício, referidos dividendos foram distribuídos à conta de reserva de lucros (reserva estatutária de capital de giro) existentes à época da distribuição.

6.7.

Tendo em vista que foi apurado o prejuízo no exercício findo em 31/12/2016 no valor de R$ 934.746.624,28 (novecentos e trinta e quatro milhões, setecentos e quarenta e seis mil, seiscentos e vinte e quatro reais e vinte e oito centavos), o mesmo será integralmente alocado na Conta de Prejuízos Acumulados.

7.

 Encerramento: Nada mais havendo a ser tratado, suspenderam-se os trabalhos pelo tempo necessário à lavratura desta Ata. Reaberta a sessão, foi esta lida, achada conforme e assinada pelo Presidente da mesa, pela Secretária e por todos os acionistas presentes.

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8.

Documentos Arquivados: Ficam arquivados na sede da Companhia o Edital de Convocação de Assembleia Geral Extraordinária, a Proposta da Administração, as Demonstrações Financeiras, Relatório da Administração, o Parecer dos Auditores Independentes e as orientações de voto apresentadas.

9.

Assinaturas: DAVID MOISE SALAMA – PRESIDENTE; CLAUDIA MARIA SARTI – SECRETÁRIA; GILBERTO GRANDOLPHO – DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES; MARCELO CUNHA RIBEIRO – DIRETOR EXECUTIVO DE FINANÇAS; Acionistas: VICUNHA TÊXTIL S.A.; VICUNHA AÇOS S.A.; RIO IACO PARTICIPAÇÕES S.A.; CFL PARTICIPAÇÕES S.A.; CAIXA BENEFICIENTE DOS EMPREGADOS DA CSN – CBS; CLUBE DE INVESTIMENTO FIBRA; CSN INVEST FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO GUIDARA; CLUBE DE INVESTIMENTO KOKUREN; GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES; AMERICAN HEART ASSOCIATION, INC.; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BMO MSCI EMERGING MARKETS INDEX ETF; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CASEY FAMILY PROGRAM; CF DV EMERGING MARKETS STOCK INDEX FUND; CHEVRON MASTER PENSION TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; FSS EMERGING MARKET EQUITY TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T; FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FUTURE FUND BOARD OF GUARDIANS; GE INVESTMENTS FUNDS, INC; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; HIGHLAND COLLECTIVE INVESTMENT TRUST; IBM 401 (K) PLUS PLAN; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; MANAGED PENSION FUNDS LIMITED; MERCER QIF FUND PLC; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST COLLECTIVE ALL COUNTRY

3

WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; OLD WESTBURY LARGE CAP STRATEGIES FUND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PICTET - EMERGING MARKETS INDEX; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RETAIL EMPLOYEES S PTY. LIMITED; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR S&P EMERGING MARKETS FUND; SSGA SPDR ETFS EUROPE I PLC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FUND; ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF.A.C.E.R.S.LOS ANGELES, CALIFORNIA; THE HARTFORD GLOBAL REAL ASSET FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TIFF MULTI-ASSET FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; THE TIFF KEYSTONE FUND, L.P.; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT SERIES PLC; VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD;WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; CONSTRUCTION & BUILDING UNIONS SUPER FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; JPMORGAN FUNDS (IRELAND) ICAV; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED.

4

Atesto que a presente é cópia fiel da original, lavrada em livro próprio.

São Paulo, 11 de dezembro de 2017.

_______________________________

Claudia Maria Sarti

5

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07/12/2017

MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS -12513

DADOS DA COMPANHIA

Companhia **COMPANHIA SIDERURGICA NACIONAL**
Custodiante BRADESCO KIRTON CTVM
Data do Evento 12/11/2017 11:00 AM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRCSNAACNOR6 - CSNA3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
1 NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED I.(F) II.(F)	254812-0	7100	17.006.154/0001-93

ITEM	(Qtd)	Descrição	(Voto)	Posição
I.	(1)	A FAVOR	(F)	7.100
II.	(1)	A FAVOR	(F)	7.100

Presidente da Assembléia Geral

Secretário da Assembléia Geral

11/12/17

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MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS

Secretário da Assembléia Geral

Presidente da Assembléia Geral

11/12/17

LISTAGEM DE VOTOS -12513

DADOS DA COMPANHIA

Companhia **COMPANHIA SIDERURGICA NACIONAL**
Custodiante J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Data do Evento 12/11/2017 11:00 AM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRCSNAACNOR6 - CSNA3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

	PASSAGEIRO	SK	POSIÇAO	CNPJ
1	AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND I.(C) II.(C)	261411-4	2100	20.047.294/0001-14
2	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C) II.(C)	261188-3	6000	97.539.774/0001-27
3	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C) II.(C)	253772-1	23041	97.539.774/0001-27
4	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C) II.(C)	253773-0	34109	97.539.774/0001-27
5	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C) II.(C)	252107-8	7400	97.539.774/0001-27
6	CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND I.(F) II.(F)	262274-5	39200	20.065.292/0001-58
7	CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND I.(F) II.(F)	261420-3	88314	20.065.292/0001-58
8	FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND I.(C) II.(C)	261336-3	22100	19.808.696/0001-05
9	JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND I.(C) II.(C)	259002-9	141200	13.981.241/0001-00
10	JPMORGAN FUNDS (IRELAND) ICAV I.(C) II.(C)	263034-9	1300	27.737.318/0001-06
11	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO I.(F) II.(F)	261038-0	72900	97.540.082/0001-07
12	RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY I.(C) II.(C)	260254-0	12500	15.493.385/0001-43
13	STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL I.(C) II.(C)	260532-8	293500	97.540.273/0001-60
14	STICHTING PENSIOENFONDS VOOR HUISARTSEN I.(C) II.(C)	262001-7	88459	97.540.280/0001-62
15	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 I.(F) II.(F)	261456-4	662900	20.196.632/0001-80
16	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 I.(C) II.(C)	261457-2	692700	20.196.633/0001-24

17	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 I.(C) II.(C)	260018-0	132900	14.819.360/0001-24
18	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835 I.(C) II.(C)	260020-2	410200	14.819.363/0001-68
19	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792 I.(C) II.(C)	261350-9	758536	19.822.653/0001-84
20	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795 I.(C) II.(C)	261483-1	569100	20.270.308/0001-64
21	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796 I.(C) II.(C)	261332-0	617200	19.808.699/0001-49
22	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS I.(F) II.(F)	251363-6	6414244	97.540.615/0001-42
23	VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST I.(C) II.(C)	263165-5	22338	25.715.702/0001-82

ITEM	(Qtd)	Descrição	(Voto)	Posição
I.	(18)	CONTRA	(C)	3.834.683
I.	(5)	A FAVOR	(F)	7.277.558
II.	(18)	CONTRA	(C)	3.834.683
II.	(5)	A FAVOR	(F)	7.277.558

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MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS

Secretário da Assembléia Geral

Presidente da Assembléia Geral

11/12/17

LISTAGEM DE VOTOS -12513

DADOS DA COMPANHIA

Companhia **COMPANHIA SIDERURGICA NACIONAL**
Custodiante CITIBANK N.A.
Data do Evento 12/11/2017 11:00 AM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRCSNAACNOR6 - CSNA3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

	PASSAGEIRO	SK	POSIÇAO	CNPJ
1	ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO I.(F) II.(F)	238643-0	17700	09.473.419/0001-35
2	AMERICAN HEART ASSOCIATION, INC. I.(C) II.(C)	247906-3	4555	10.205.007/0001-01
3	ARIZONA PSPRS TRUST I.(C) II.(C)	232692-5	35000	10.975.255/0001-23
4	AT&T UNION WELFARE BENEFIT TRUST I.(C) II.(C)	213837-1	3132	07.633.745/0001-37
5	BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND I.(C) II.(C)	235070-2	48589	12.055.149/0001-57
6	BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A. I.(C) II.(C)	232000-5	3740845	05.838.687/0001-52
7	BMO MSCI EMERGING MARKETS INDEX ETF I.(C) II.(C)	234710-8	14800	11.841.063/0001-97
8	BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA I.(C) II.(C)	212283-1	30533	07.345.666/0001-20
9	CAISSE DE DEPOT ET PLACEMENT DU QUEBEC I.(C) II.(C)	205926-9	24622	05.986.895/0001-07
10	CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM I.(F) II.(F)	220157-0	2	05.479.187/0001-71
11	CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM I.(F) II.(F)	216914-5	1	05.479.187/0001-71
12	CASEY FAMILY PROGRAMS I.(C) II.(C)	231603-2	17749	09.367.591/0001-04
13	CF DV EMERGING MARKETS STOCK INDEX FUND I.(C) II.(C)	235769-3	41270	12.525.565/0001-71
14	CHEVRON MASTER PENSION TRUST I.(C) II.(C)	249248-5	1200	07.418.623/0001-28
15	CITY OF NEW YORK GROUP TRUST I.(A) II.(A)	243362-4	204300	07.506.906/0001-21
16	CITY OF NEW YORK GROUP TRUST I.(C) II.(C)	243359-4	190857	07.506.906/0001-21

17	CITY OF NEW YORK GROUP TRUST I.(C) II.(C)	243510-4	334200	07.506.906/0001-21
18	CITY OF NEW YORK GROUP TRUST I.(C) II.(C)	243360-8	407900	07.506.906/0001-21
19	COLLEGE RETIREMENT EQUITIES FUND I.(F) II.(F)	219048-9	571648	09.299.077/0001-89
20	COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES? RETIREMENT SYSTEM I.(F) II.(F)	207620-1	17048	05.986.969/0001-05
21	COMMONWEALTH SUPERANNUATION CORPORATION I.(F) II.(F)	239913-2	182000	15.265.718/0001-87
22	DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF I.(C) II.(C)	244057-4	3911	19.449.017/0001-59
23	DIVERSIFIED MARKETS (2010) POOLED FUND TRUST I.(C) II.(C)	243740-9	7500	19.270.873/0001-42
24	EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND I.(F) II.(F)	219167-1	182800	09.330.486/0001-09
25	EMERGING MARKETS EQUITY INDEX MASTER FUND I.(C) II.(C)	235317-5	867967	12.228.139/0001-76
26	EMERGING MARKETS EQUITY INDEX PLUS FUND I.(C) II.(C)	235543-7	29000	12.400.443/0001-59
27	EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B I.(C) II.(C)	238115-2	89335	97.538.814/0001-16
28	EMERGING MARKETS INDEX NON-LENDABLE FUND I.(C) II.(C)	232003-0	1069300	08.474.379/0001-83
29	EMERGING MARKETS INDEX NON-LENDABLE FUND B I.(C) II.(C)	233863-0	378311	11.423.551/0001-84
30	EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND I.(C) II.(C)	232002-1	55300	08.050.340/0001-39
31	EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR I.(F) II.(F)	241304-6	25800	17.181.494/0001-50
32	FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND I.(C) II.(C)	238289-2	163000	14.012.695/0001-36
33	FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND I.(C) II.(C)	238307-4	96300	14.027.986/0001-06
34	FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND I.(C) II.(C)	248686-8	378300	23.874.172/0001-90
35	FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND I.(C) II.(C)	232804-9	136900	11.030.600/0001-19
36	FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND I.(C) II.(C)	249530-1	19087	24.779.909/0001-58
37	FIRST TRUST BRAZIL ALPHADEX FUND I.(C) II.(C)	237006-1	72359	13.296.956/0001-24
38	FIRST TRUST LATIN AMERICA ALPHADEX FUND I.(C) II.(C)	237008-8	138521	13.296.957/0001-79
39	FSS EMERGING MARKET EQUITY TRUST I.(F) II.(F)	248364-8	171200	23.470.550/0001-70
40	FUTURE FUND BOARD OF GUARDIANS I.(C) II.(C)	231312-2	369500	08.857.563/0001-02
41	GE INVESTMENTS FUNDS, INC. I.(C) II.(C)	214102-0	27400	05.987.188/0001-27

42	GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER GLOBAL EQUITY FUND I.(C) II.(C)	262406-3	5500	22.510.460/0001-00
43	GOVERNMENT EMPLOYEES SUPERANNUATION BOARD I.(C) II.(C)	247096-1	42728	07.889.260/0001-09
44	HIGHLAND COLLECTIVE INVESTMENT TRUST I.(F) II.(F)	248119-0	6170	23.194.869/0001-10
45	IBM 401(K) PLUS PLAN I.(C) II.(C)	207924-3	122188	05.839.219/0001-00
46	ISHARES III PUBLIC LIMITED COMPANY I.(C) II.(C)	237592-6	136700	09.620.994/0001-13
47	ISHARES MSCI ACWI EX U.S. ETF I.(C) II.(C)	237971-9	153000	13.834.216/0001-02
48	ISHARES MSCI BRAZIL CAPPED ETF I.(C) II.(C)	231630-0	16376969	08.295.062/0001-80
49	ISHARES MSCI BRIC ETF I.(C) II.(C)	231616-4	69500	09.089.738/0001-41
50	ISHARES MSCI EMERGING MARKETS ETF I.(C) II.(C)	233154-6	4456928	11.184.311/0001-74
51	JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND I.(C) II.(C)	220215-0	65200	09.567.563/0001-30
52	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND I.(F) II.(F)	235177-6	12000	12.120.411/0001-08
53	JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCATION FUND I.(C) II.(C)	262571-0	15500	26.565.452/0001-04
54	JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND I.(C) II.(C)	239926-4	23466	15.272.738/0001-85
55	JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B I.(C) II.(C)	244935-0	16100	07.418.642/0001-54
56	LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST I.(C) II.(C)	246770-7	172618	21.962.921/0001-05
57	LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND I.(F) II.(F)	235140-7	172175	12.094.731/0001-22
58	LEGAL & GENERAL GLOBAL EQUITY INDEX FUND I.(F) II.(F)	245550-4	2228	20.849.299/0001-60
59	LEGAL & GENERAL INTERNATIONAL INDEX TRUST I.(F) II.(F)	219801-3	48000	09.470.059/0001-18
60	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	243154-0	23800	05.479.777/0001-02
61	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	235477-5	114478	05.479.777/0001-02
62	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	235559-3	632562	05.479.777/0001-02
63	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	205591-3	1692204	05.479.777/0001-02
64	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	240625-2	30500	05.479.777/0001-02
65	LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. I.(F) II.(F)	263408-5	73700	05.479.777/0001-02
66	MANAGED PENSION FUNDS LIMITED I.(C) II.(C)	211042-6	36300	05.839.435/0001-48

67	MANAGED PENSION FUNDS LIMITED I.(C) II.(C)	233512-6	208527	05.839.435/0001-48
68	MANAGED PENSION FUNDS LIMITED I.(C) II.(C)	209686-5	617580	05.839.435/0001-48
69	MERCER QIF FUND PLC I.(C) II.(C)	245856-2	59800	14.988.221/0001-24
70	MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO I.(C) II.(C)	211414-6	7300	07.141.000/0001-50
71	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND I.(C) II.(C)	237302-8	6982	09.048.382/0001-06
72	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND I.(C) II.(C)	236000-7	103200	09.048.382/0001-06
73	NEW YORK STATE TEACHERS RETIREMENT SYSTEM I.(C) II.(C)	239713-0	327800	08.579.661/0001-25
74	NEW ZEALAND SUPERANNUATION FUND I.(C) II.(C)	217246-4	137300	06.943.444/0001-47
75	NORTHERN EMERGING MARKETS EQUITY INDEX FUND I.(C) II.(C)	214639-0	339890	07.940.303/0001-33
76	NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING I.(C) II.(C)	244531-2	97706	19.874.517/0001-38
77	NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING I.(C) II.(C)	244532-0	46775	19.874.519/0001-27
78	NORTHERN TRUST INVESTMENT FUNDS PLC I.(C) II.(C)	218052-1	429100	09.073.551/0001-50
79	NORTHERN TRUST UCITS FGR FUND I.(C) II.(C)	248609-4	94069	23.794.564/0001-49
80	NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING I.(C) II.(C)	213881-9	28500	07.647.892/0001-66
81	NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING I.(C) II.(C)	230131-0	18400	09.627.507/0001-44
82	NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING I.(C) II.(C)	217679-6	8038	08.978.925/0001-13
83	NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING I.(C) II.(C)	234829-5	65100	11.906.626/0001-88
84	OLD WESTBURY LARGE CAP STRATEGIES FUND I.(C) II.(C)	239012-7	5886	14.549.528/0001-29
85	OPPENHEIMER EMERGING MARKETS REVENUE ETF I.(C) II.(C)	262908-1	2251	27.084.937/0001-49
86	PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD I.(C) II.(C)	249909-9	19500	24.897.579/0001-03
87	PARAMETRIC EMERGING MARKETS FUND I.(F) II.(F)	214908-0	205600	08.075.597/0001-45
88	PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND I.(F) II.(F)	207911-1	147100	05.840.039/0001-30
89	PICTET - EMERGING MARKETS INDEX I.(C) II.(C)	242886-8	116332	10.374.979/0001-11
90	POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO I.(C) II.(C)	218024-6	376482	09.063.320/0001-65
91	PUBLIC SECTOR PENSION INVESTMENT BOARD I.(C) II.(C)	218392-0	227696	09.163.555/0001-29

92	RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED I.(C) II.(C)	247443-6	226513	13.562.603/0001-29
93	SCHWAB EMERGING MARKETS EQUITY ETF I.(F) II.(F)	232953-3	723904	11.100.689/0001-42
94	SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF I.(F) II.(F)	242640-7	752983	18.407.136/0001-86
95	SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND I.(F) II.(F)	219039-0	234316	09.294.359/0001-93
96	SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL INDEX EMERGING MARKETS EQUITY FUND I.(C) II.(C)	241955-9	548200	17.718.612/0001-17
97	SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SPARTAN EMERGING MARKETS INDEX POOL I.(C) II.(C)	263710-6	61200	27.866.222/0001-48
98	SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF I.(C) II.(C)	244742-0	1232	20.026.885/0001-05
99	SPDR S&P EMERGING MARKETS FUND I.(C) II.(C)	243700-0	1400	19.244.814/0001-08
100	SSGA SPDR ETFS EUROPE I PLC I.(C) II.(C)	237124-6	11594	13.362.063/0001-30
101	SSGA SPDR ETFS EUROPE I PLC I.(C) II.(C)	237198-0	50735	13.362.063/0001-30
102	STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN I.(C) II.(C)	208921-4	138100	05.987.750/0001-12
103	STATE OF NEW JERSEY COMMON PENSION FUND D I.(F) II.(F)	247565-3	45300	05.985.013/0001-80
104	STATE OF NEW JERSEY COMMON PENSION FUND D I.(F) II.(F)	247566-1	148741	05.985.013/0001-80
105	STATE STREET EMERGING MARKETS EQUITY INDEX FUND I.(C) II.(C)	247808-3	68800	22.896.980/0001-95
106	STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY I I.(C) II.(C)	247793-1	22599	22.875.616/0001-49
107	STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS I.(C) II.(C)	210747-6	1555407	05.839.952/0001-17
108	STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO I.(C) II.(C)	245357-9	41500	20.622.399/0001-50
109	STATE STREET IRELAND UNIT TRUST I.(C) II.(C)	243202-4	44300	18.830.379/0001-22
110	STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FUND I.(C) II.(C)	244587-8	4800	19.910.974/0001-30
111	STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND I.(C) II.(C)	206324-0	1671393	05.986.881/0001-85
112	STATE STREET RUSSELL RAFI GLOBAL EX-U.S. INDEX NON-LENDING COMMON TRUST FUND I.(C) II.(C)	241315-1	25500	17.202.392/0001-74
113	STICHTING PENSIOENFONDS VAN DE ABN AMRO BANK N.V. I.(F) II.(F)	246789-8	562300	06.943.457/0001-16
114	TEACHER RETIREMENT SYSTEM OF TEXAS I.(C) II.(C)	212097-9	53901	05.840.054/0001-89
115	TEACHER RETIREMENT SYSTEM OF TEXAS I.(C) II.(C)	246384-1	6663	05.840.054/0001-89
116	TEACHER RETIREMENT SYSTEM OF TEXAS I.(C) II.(C)	230542-1	201600	05.840.054/0001-89

117	TEACHER RETIREMENT SYSTEM OF TEXAS I.(C) II.(C)	218295-8	7320	05.840.054/0001-89
118	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS I.(C) II.(C)	241199-0	6556	07.191.420/0001-41
119	THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN I.(C) II.(C)	220311-4	442000	09.593.149/0001-04
120	THE BOARD OF ADMINISTRATION OF THE LOS ANGELES CITY EMPLOYEES' RETIREMENT SYSTEM I.(C) II.(C)	211506-1	108336	07.208.704/0001-01
121	THE HARTFORD GLOBAL REAL ASSET FUND I.(F) II.(F)	246625-5	15256	12.000.483/0001-03
122	THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HED(I.(C) II.(C)	214798-2	7800	07.990.798/0001-05
123	THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD I.(C) II.(C)	207772-0	126599	05.987.917/0001-45
124	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA I.(C) II.(C)	248929-8	47600	07.418.683/0001-40
125	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA I.(C) II.(C)	249405-4	3600	07.418.683/0001-40
126	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA I.(C) II.(C)	249404-6	85900	07.418.683/0001-40
127	THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND I.(C) II.(C)	214383-9	766502	07.536.400/0001-65
128	THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO I.(C) II.(C)	262277-0	46600	07.516.648/0001-64
129	THE TIFF KEYSTONE FUND, L.P. I.(C) II.(C)	246914-9	5713	20.750.828/0001-74
130	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND I.(F) II.(F)	235093-1	262630	12.068.062/0001-14
131	TIFF MULTI-ASSET FUND I.(C) II.(C)	246935-1	31029	08.295.080/0001-61
132	TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND I.(C) II.(C)	231198-7	61606	10.419.219/0001-83
133	UTAH STATE RETIREMENT SYSTEMS I.(F) II.(F)	211584-3	89500	07.247.312/0001-43
134	VANGUARD EMERGING MARKETS STOCK INDEX FUND I.(F) II.(F)	215784-8	5027948	08.552.466/0001-01
135	VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS I.(F) II.(F)	216476-3	272500	08.665.213/0001-44
136	VANGUARD FUNDS PUBLIC LIMITED COMPANY I.(F) II.(F)	239021-6	219900	14.541.061/0001-70
137	VANGUARD FUNDS PUBLIC LIMITED COMPANY I.(F) II.(F)	239020-8	21300	14.541.061/0001-70
138	VANGUARD INVESTMENT SERIES PLC I.(F) II.(F)	249245-0	1277876	05.840.232/0001-71
139	VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND I.(F) II.(F)	262327-0	500	26.311.086/0001-67
140	VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS I.(F) II.(F)	220176-6	86800	09.559.612/0001-93
141	VOYA EMERGING MARKETS INDEX PORTFOLIO I.(C) II.(C)	239000-3	87100	14.541.057/0001-02

142	WASHINGTON STATE INVESTMENT BOARD I.(C) II.(C)	240342-3	29800	06.046.333/0001-38
143	WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND I.(C) II.(C)	245950-0	2845	21.273.055/0001-45

ITEM	(Qtd)	Descrição	(Voto)	Posição
I.	(104)	CONTRA	(C)	40.436.497
I.	(38)	A FAVOR	(F)	14.070.470
I.	(1)	ABSTER	(A)	204.300
II.	(104)	CONTRA	(C)	40.436.497
II.	(38)	A FAVOR	(F)	14.070.470
II.	(1)	ABSTER	(A)	204.300

COMPANHIA SIDERÚRGICA NACIONAL

     Companhia Aberta
CNPJ/MF 33.042.730/0001-04
NIRE 35300396090

ASSEMBLEIA GERAL EXTRAORDINÁRIA
11 de dezembro de 2017

Mapa final sintético de votação

Nos termos da Instrução CVM nº 481/09, conforme alterada, abaixo o mapa sintético final de votação relativo às matérias submetidas à deliberação da Assembleia Geral Extraordinária realizada em 11 de dezembro de 2017.

		Quantidade de ações	% sobre
Matérias	Deliberação		total de
			votos
Lavrar a ata em forma de sumário e sua publicação com a omissão das assinaturas dos acionistas presentes (art. 130, §§1º e 2º da Lei nº 6.404).	Aprovar	855.804.132	100%
	Abster-se	-	-
	Rejeitar	-	-
Reaprovar as Contas dos Administradores e as Demonstrações Financeiras referentes ao exercício encerrado em 31/12/2015, reapresentadas voluntariamente pela Administração da Companhia e o Relatório da Administração.	Aprovar	803.363.775	94%
	Abster-se	-	-
	Rejeitar	52.440.357	6%
Aprovar as Contas dos Administradores, as Demonstrações Financeiras e o Relatório da Administração relativos ao exercício social findo em 31/12/2016.	Aprovar	803.363.775	94%
	Abster-se	-	-
	Rejeitar	52.440.357	6%

São Paulo, 11 de dezembro de 2017.

COMPANHIA SIDERÚRGICA NACIONAL
David Moise Salama
Diretor Executivo de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.